EXHIBIT 2.1

PLAN OF MERGER AND MERGER AGREEMENT
BETWEEN
NEVADA POWER COMPANY
AND
SIERRA PACIFIC POWER COMPANY

This Plan of Merger and Merger Agreement ("Merger Agreement") is made this 18th day of March, 2022, between Nevada Power Company d/b/a NV Energy, a Nevada corporation (the "Surviving Corporation"), and Sierra Pacific Power Company d/b/a NV Energy, a Nevada corporation (the "Disappearing Corporation").
RECITALS

1.     The Surviving Corporation is a corporation duly organized and existing under the laws of the State of Nevada. The registered office of the Surviving Corporation is located at 701 South Carson Street, Suite 200, Carson City, Nevada 89701. The name of the registered agent at such address is CT Corporation System. The Surviving Corporation was incorporated on April 29, 1998.

2.The Disappearing Corporation is a corporation duly organized and existing under the laws of the State of Nevada. The registered office of the Disappearing Corporation is located at 701 South Carson Street, Suite 200, Carson City, Nevada 89701. The name of the registered agent at such address is C T Corporation System. The Disappearing Corporation was incorporated on January 15, 1965.
3.The Surviving Corporation and Disappearing Corporation are wholly-owned subsidiaries of NV Energy, Inc., a Nevada corporation (the "Stockholder").
4.The Surviving Corporation and the Disappearing Corporation have prepared and adopted the Merger Agreement as a plan of reorganization for the purposes of I.R.C. Section 368 and 26 CFR Sections 1.368-2 and 1.368-3.
5.The Board of Directors of the Surviving Corporation and the Board of Directors of the Disappearing Corporation, respectively, deem it desirable and in the best interest of the respective corporation that the Disappearing Corporation merge with and into the Surviving Corporation.
In consideration of the mutual covenants and promises of the parties to this Merger Agreement, and pursuant to the laws of the State of Nevada governing mergers of corporations, the Constituent Corporations agree that the Disappearing Corporation shall be merged with and into the Surviving Corporation (the "Merger") upon the following terms and conditions.

ARTICLE I
DEFINITIONS
"Articles of Merger" mean the Articles of Merger for the Merger required to be filed with the Nevada Secretary of State pursuant to Nevada Revised Statutes Section 92A.200.
"Closing" means the closing of the transactions contemplated by this Merger Agreement which shall take place at the Effective Time (i) at the offices of the Surviving Corporation or (ii) at such other time and place as the Constituent Corporations shall agree in writing.
"Constituent Corporations" means, collectively, the Disappearing Corporation and the Surviving Corporation.
"Effective Time" means the later of (i) the date and time on which the Articles of Merger are filed with the Nevada Secretary of State or (ii) such later effective date and time coming after the filing of the Articles of Merger with the Nevada Secretary of State as may be expressly set forth in the Articles of Merger.
"Governmental Entity" means any federal, state, local or foreign governmental or public body, branch, agency or authority.
"Organizational Documents" means the Articles of Incorporation, as amended and restated, and By-laws, as amended and restated, in each case of the Disappearing Corporation or Surviving Corporation as the context may indicate.

ARTICLE II
TERMS OF MERGER

At the Effective Time of the Merger:
1.The Disappearing Corporation shall be merged with and into the Surviving Corporation.

2.The separate existence of the Disappearing Corporation shall cease.
3.The Surviving Corporation shall continue its corporate existence, continue to be governed by the laws of the State of Nevada, and continue to maintain its registered office at 701 South Carson Street, Suite 200, Carson City, Nevada 89701.
4.The Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all and singular the rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts due to any of the Constituent Corporations on whatever account, including all things in action or belonging to each of the Constituent Corporations, shall be vested in the Surviving Corporation.

5.All property including all assets dedicated to providing utility service, rights, privileges, powers and franchises, including but not limited to certificates of public convenience and necessity and every other interest shall be as effectively the property of the Surviving as Corporation as they were of the respective Constituent Corporations. The title to any real or personal property, whether by deed or otherwise, owned by each Constituent Corporation shall be vested in the Surviving Corporation without reversion or impairment.

6.All debts, liabilities and duties of the respective Constituent Corporations, including but not limited to obligations to provide utility service, shall attach to the Surviving Corporation and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.
7.Any bequest, devise, gift, grant or promise contained in a will or other document or instrument of donation, grant, dedication subscription, or conveyance, which is made to either Constituent Corporation and which takes effect or remains payable after the Merger, inures to the Surviving Corporation.

ARTICLE III
MODE OF CARRYING MERGER INTO EFFECT
1.This Merger Agreement has been authorized and approved by the Board of Directors of the Surviving Corporation and by the Board of Directors of the Disappearing Corporation and shall be submitted to the Stockholder of each Constituent Corporation for approval. Upon approval by the Stockholder of the Disappearing Corporation and Surviving Corporation in accordance with Nevada law, the Disappearing Corporation and Surviving Corporation may, subject to the provisions of this Agreement, cause all documents and instruments to be executed, acknowledged, filed and recorded and all required acts to be done in order to accomplish the Merger under the provisions of the applicable statutes of the State of Nevada.

2.The Merger shall occur when:
(i)this Merger Agreement has been authorized, adopted, approved and signed by each of the Constituent Corporations and approved by the Stockholder in accordance with the laws of the State of Nevada; and
(ii)Articles of Merger have been filed in the office of the Secretary of State for the State of Nevada in accordance with the laws of the State of Nevada; and

(iii)the Effective Time shall have arrived without the Board of Directors of either of the Constituent Corporations electing to abandon or terminate the Merger.
ARTICLE IV
MANNER OF CONVERTING SHARES
At the Effective Time, each share of common stock of the Disappearing Corporation shall be cancelled. All shares of the Surviving Corporation issued and outstanding immediately prior to the Effective Time shall be and remain outstanding.

ARTICLE V
CONDITIONS OF MERGER
The respective obligation of each of the Constituent Corporations to effect the Closing and the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:
1.No Injunction or Action. No order, statute, rule, regulation, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Entity which prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time.
2.Stockholder Approval. The Stockholder shall have approved this Merger Agreement and the transactions contemplated hereby, including the Merger, in accordance with the applicable provisions of Nevada law and the Constituent Corporations' Organizational Documents.

3.Governmental Approvals. All consents, authorizations, orders and approvals of any Governmental Entity required for the consummation of the Merger and the transactions contemplated by this Merger Agreement shall have been obtained, become final and non- appealable, shall not impose terms conditions that would have, or would be reasonably likely to have a material adverse impact on any of the Constituent Corporations, and remain in full force and effect as of the Effective Time.

ARTICLE VI
AMENDMENT
This Merger Agreement may be amended or modified and any of the terms, covenants, or conditions hereof may be waived only by a written instrument executed by both Constituent Corporations. This Merger Agreement may be amended at any time after approval of the Stockholder but prior to the Effective Time, without obtaining the approval of the Stockholder, provided that any such amendment does not:

(i)Alter or change the manner or basis of converting shares of the Disappearing Corporation; or
(ii)Alter or change any of the terms and conditions of this Merger Agreement in a manner that adversely affects the Stockholder.

ARTICLE VII
TERMINATION
Notwithstanding anything to the contrary contained herein or approval of this Merger Agreement by the Stockholder, this Merger Agreement may be terminated at any time before the Effective Time by written agreement of the Constituent Corporations, in their discretion, without further action or approval by the Stockholder.

ARTICLE VIII
ARTICLES OF INCORPORATION AND
BY-LAWS OF THE SURVIVING CORPORATION: OFFICERS AND DIRECTORS OF THE SURVIVING CORPORATION

1.At the Effective Time, the name of the Surviving Corporation shall continue to be "Nevada Power Company" and the existing Articles of Incorporation and By-laws of the Surviving Corporation shall continue in full force and effect.

2.At the Effective Time, the officers and directors of the Surviving Corporation shall be as follows:

Officers
Name	Title
Douglas A. Cannon	President and Chief Executive Officer
Anthony F. Sanchez	Executive Vice President Business Development & External Relations
Jennifer L. Oswald	Senior Vice President Human Resources and Corporate Services
Michael E. Cole	Senior Vice President, Treasurer and Chief Financial Officer
Brandon Barkhuff	Senior Vice President, Corporate Secretary, General Counsel & Chief Compliance Officer
Dave Ulozas	Senior Vice President, Energy Supply
Josh Langdon	Vice President, Transmission
Jesse Murray	Vice President, Electric Delivery and Natural Disaster
Deborah Bone	Assistant Corporate Secretary
Jeffrey B. Erb	Assistant Corporate Secretary
Kimberly Hopps	Assistant Treasurer

Directors
Douglas A. Cannon
Anthony F. Sanchez
Jennifer L Oswald
Michael E. Cole
Brandon Barkhuff

[Signature page follows]

IN WITNESS WHEREOF, Nevada Power Company d/b/a NV Energy and Sierra Pacific Power Company d/b/a NV Energy have caused this Merger Agreement to be signed by their respective authorized officers as of the date first set forth above.

NEVADA POWER COMPANY d/b/a NV ENERGY		SIERRA PACIFIC POWER COMPANY d/b/a NV ENERGY

By:	/s/ Douglas A. Cannon	By:	/s/ Douglas A. Cannon
Name: Douglas A. Cannon		Name: Douglas A. Cannon
Title: President & Chief Executive Officer		Title: President & Chief Executive Officer

CH2:25540738.5